Exhibit 15.2

LIQUID MEDIA GROUP LTD.

Management’s Discussion and Analysis

For the year ended November 30, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Liquid Media Group Ltd. (“Liquid” or the “Company”), provides analysis of the Company’s financial results for the year ended November 30, 2021. The following information should be read in conjunction with the accompanying consolidated financial statements and accompanying notes for the years ended November 30, 2021, 2020, and 2019 (“Annual Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Board of Directors of the Company have approved the information and disclosures contained in this MD&A. This MD&A is dated as at April 5, 2022. All figures are in United States dollars unless otherwise noted. Additional information relating to the Company is available on SEDAR at www.sedar.com.

As at November 30, 2021, the Company changed its accounting policy to present its results in United States dollars instead of Canadian dollars as done previously. This accounting change has been applied retrospectively in preparing the Annual Financial Statements; as such, all comparative figures have been restated to reflect this change.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things: business objectives, goals and strategic plans; operating strategies; expected future revenues, earnings and margins; anticipated operating, selling and general and administrative costs; and anticipated capital expenditures.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMPANY BACKGROUND AND DESCRIPTION OF THE BUSINESS

The Company is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), Liquid Media Production Funding Ltd. (“Liquid Production Funding”), Liquid Media Group (US) Inc. (“Liquid US”) and, indirectly, IndieFlix Group, Inc. (“IndieFlix”) and iGems TV, Inc. (“iGEMS”). Liquid is a business solutions company empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally. Liquid’s four stage end-to-end solution will enable professional video creators to take their content from inception through the entire process to monetization. Liquid’s platform is expected to leverage sophisticated artificial intelligence (AI) and big data analytics technology, informed process structuring, financial risk reduction and funding, production best practices, together with monetization expertise to ensure recoupment and profitability of IP across diverse distribution. This will be accomplished through existing assets, recently completed acquisition of IndieFlix, iGEMS, and Digital Cinema United Holdings Ltd. (“DCU”), the proposed acquisition of Filmdab, Inc. (“Filmocracy”), future acquisitions, and strategic partnerships including distribution agreements announced with InsightTV and dotstudioPRO, which bring total audience reach to nearly a billion households worldwide.

Discontinued Operations

On August 31, 2020, the Company agreed to settle a lawsuit with Jesse Sutton, the director of Majesco, whereby Mr. Sutton agreed to settle $500,000 payable for the acquisition of Majesco, along with $347,186 in consulting fees owed to Mr. Sutton, for $200,000 in cash and the return of the 51% ownership of Majesco. Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

For additional information about the discontinued operations of Majesco, refer to Note 22 in the Annual Financial Statements.

The following discussion is directed at the continuing operations of the Company, which excludes Majesco as a result of the settlement and disposition described above. The results of the Company aside from the discontinued operations are reflective of the operations of the Company without Majesco.

November 30, 2021 Year End Summary

Effective January 2021, the Company signed an employment agreement with Ronald Thomson, the new CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding (which has been achieved). In January 2021, Mr. Thomson was elected to the Board of Directors. In accordance with Mr. Thomson’s agreement, the Company granted him 750,715 stock options with an exercise price of $1.90 and a term of five years. The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023

In January 2021, the Company granted a consultant of the Company 321,735 stock options with an exercise price of $1.90 and a term of five years. The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022.

In January 2021, the Company repriced 932,995 stock options with an exercise price of $2.55 and 25,000 stock options with an exercise price of $2.57 to $1.90 per option. All other terms remained unchanged.

In January 2021, the Company extended the maturity date of the outstanding convertible debenture by one year to February 26, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In February 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of $1.75 from February 26, 2021 to March 11, 2021 due the investors being subject to a trading blackout.

In February 2021, Waterproof commenced an action against the Company in which the Plaintiff claimed that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company. As a result, Waterproof claimed that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA. In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof. On October 18, 2021, the Company agreed to settle the lawsuit for receipt of $666,683 (CAD$825,000) in exchange for the Company’s 49% interest in Waterproof and resignation of the Company’s representatives from Waterproof’s Board of Directors.

In March 2021, the Company filed a registration statement No. 333-252846 registering for resale up to 1,546,667 common shares of the Company on exercise of previously issued warrants, which registration ended the ability of the holders of such warrants to exercise on a cashless basis.

In April 2021, the Company announced the appointment of Mr. Andy Wilson as the Company’s new CFO, and with that Daniel Cruz stepped down as the CFO of the Company.

Completed Acquisitions

a)	On September 22, 2021, the Company acquired 100% of the issued and outstanding shares of IndieFlix in accordance with an Agreement and Plan of Merger (“IndieFlix Agreement”) and, in connection with the merger, former noteholders of IndieFlix agreed to extinguish IndieFlix debt in exchange for common shares of the Company. As consideration for the extinguishment of debt, the Company issued 499,996 common shares at closing and may issue up to 2,000,000 in additional common shares of the Company to the former noteholders of IndieFlix upon IndieFlix achieving total cumulative revenue of $64,868,466 before the seventh anniversary of the closing date as follows (“IndieFlix Transaction”):
•	500,000 common shares upon IndieFlix achieving revenue of $4,521,630 (“IndieFlix First Milepost”) (499,996 common shares issued);
•	500,000 common shares upon IndieFlix achieving revenue of $13,766,432 (“IndieFlix Second Milepost”);
•	500,000 common shares upon IndieFlix achieving revenue of $31,496,648 (“IndieFlix Third Milepost”); and
•	500,000, or such lesser number based on a pro rata amount of IndieFlix’s revenue recognized relative to the IndieFlix Fourth Milepost, common shares upon IndieFlix achieving revenue of $64,868,466 (“Fourth Milepost”).

On September 22, 2021, the Company closed the agreement and issued 499,996 common shares accordingly.

Refer to Note 3 of the Annual Financial Statements for additional details of this acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

b)	On December 14, 2021, the Company acquired 100% of the issued and outstanding shares of iGEMS in accordance with an Agreement and Plan of Merger (“iGEMS Agreement”). As consideration, the Company will issue up to 850,000 common shares of the Company to the former shareholders of iGEMS upon iGEMS achieving total cumulative revenue of $9,413,550 before the sixth anniversary of the closing date as follows (“iGEMS Transaction”):
•	212,500 common shares on closing of the agreement (issued subsequently);
•	212,500 common shares upon iGEMS achieving revenue of $473,577 (“iGEMS First Milepost”);
•	212,500 common shares upon iGEMS achieving revenue of $2,401,384 (“iGEMS Second Milepost”);
•	212,500, or such lesser number based on a pro rata amount of iGEMS revenue recognized relative to the iGEMS Third Milepost, common shares upon iGEMS achieving revenue of $9,413,550 (“iGEMS Third Milepost”).

On December 14, 2021, the Company closed the agreement and issued 212,500 common shares accordingly.

Refer to Note 33 of the Annual Financial Statements for additional details of this acquisition.

c)	On March 7, 2022, the Company acquired 100% of the issued and outstanding shares of DCU (“DCU Shares”), in accordance with a Securities Exchange Agreement (“DCU SEA”), for common shares of the Company which are scheduled to be paid out to DCU shareholders across specific performance milestones in three tranches (“DCU Transaction”) as follows:
a.	On closing of the SEA – 3,000,000 common shares (“Issuer Consideration Shares”) (issued subsequently) of Liquid;
b.	Issuer Additional Shares.
•	Upon DCU achieving cumulative consolidated revenues of $4,750,000 before the fifth anniversary of the closing date (“DCU First Milepost”) – greater of: (i) 750,000 common shares of Liquid and (ii) 3,750,000 divided by a per share price of the greater of $1.25 or the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the First Milepost.
•	Upon DCU achieving cumulative consolidated revenues of $10,287,000 (“DCU Second Milepost”) after the DCU First Milepost but before the fifth anniversary of the closing date; – the greater of (i) 3,750,000 divided by (a) the greater of $1.25 or (b) the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the DCU First Milepost;and (ii) 5,625,000, less (A) 3,000,000 and (B) the number of Issuer Additional Shares issued on achievement of the First Milepost .

For additional clarification, the minimum aggregate total (i) Issuer Consideration Shares and (ii) Issuer Additional Shares issuable in connection with the achievement of both the First Milepost and Second Milepost is 5,625,000.

Refer to Note 33 of the Annual Financial Statements for additional details of this acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Proposed Acquisitions

On June 7, 2021, the Company entered into a Letter of Intent with Filmocracy for the Company to acquire 100% of the issued and outstanding shares of Filmocracy by issuing up to 1,250,000 common shares of the Company to the shareholders of Filmocracy. 25% of the consideration shares will be issued to the shareholders of Filmocracy on closing of the proposed transaction while the remainder will be issued based on Filmocracy achieving certain revenue targets over a six year period (“Filmocracy Transaction”). The Company and Filmocracy are currently negotiating the terms for the definitive agreement.

In connection with the proposed Filmocracy Transaction, on September 17, 2021, and subsequently extended on December 17, 2021 and February 15, 2022, the Company entered into an agreement with Filmocracy for $608,735 whereby the Company will advance $608,735 to Filmocracy as follows: (1) $244,292 upon the date of the agreement (advanced September 21, 2021); (2) $190,594 on the first month anniversary (advanced October 25, 2021); and (3) $173,849 on the second month anniversary (not yet advanced). The agreement bears interest at 6% per annum, is due on the earlier of March 31, 2022 or 30 days following the termination of the Filmocracy Transaction, and is secured by a general security agreement over certain assets. In the event that the proposed transaction does not close, all amounts outstanding shall bear interest at 24% per annum. As at November 30, 2021, the Company has accrued $3,930 of interest income in connection with this advance for acquisition.

Financings

a)	On January 25, 2021, the Company issued 2,984 common shares valued at $6,953 to a consultant to settle $7,851 of outstanding accounts payable resulting in a gain of $898 which is included in gain on debt settlements.

b)	On January 29, 2021, the Company issued 17,907 common shares valued at $46,948 to a consultant of the Company for advisory services provided to the Company.

c)	On February 12, 2021, the Company transferred 215,000 treasury shares valued at $479,450 to a creditor as full and final payment of a Forbearance Agreement.

d)	On March 3, 2021, the Company issued 250,001 common shares valued at $372,376 in relation to the vesting of 250,001 restricted share units. As a result, the Company transferred $372,376 representing the fair value of the vested RSUs from reserves to share capital.

e)	On March 22, 2021, the Company closed a registered direct offering (the “Registered Direct Offering”), under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at $3.35 per common share for total proceeds of $6,000,000. In connection with this offering, the Company paid legal fees of $69,095, agent fees of $470,000, and filing fees of $15,950.

f)	On June 9, 2021, the Company issued 39,894 common shares valued at $75,000 to a consultant for consulting services rendered during the year ended November 30, 2020 which was included in accounts payable.

g)	On September 3, 2021, the Company issued 237,501 common shares valued at $349,127 in relation to the vesting of 237,501 restricted share units. As a result, the Company transferred $349,127 representing the fair value of the vested RSUs from reserves to share capital.

h)	On September 7, 2021 the Company closed a sale of common shares under its At-The-Market Agreement (“ATM Agreement”) through the issuance of 437,365 common shares at $2.09 per common share for gross proceeds of $915,230. The Company’s ATM Agreement allows the Company to distribute up to $6,051,342 of common shares of the Company.

i)	On September 22, 2021, the Company issued 499,996 common shares valued at $799,994 for the acquisition of 100% of the outstanding shares of IndieFlix.

MANAGEMENT'S DISCUSSION AND ANALYSIS

j)	During the year ended November 30, 2021, the Company issued the following for exercised stock options, warrants, and conversions:
•	issued 367,084 common shares for total proceeds of $440,501 in connection with the exercise of 367,084 share purchase warrants at $1.20 per warrant of which $440,501 was received during the year ended November 30, 2020.

•	issued 430,167 common shares for total proceeds of $752,793 in connection with the exercise of 430,167 share purchase warrants at $1.75 per warrant. As a result, the Company transferred $2,953 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 990,000 common shares for total proceeds of $1,861,200 in connection with the exercise of 990,000 share purchase warrants at $1.88 per warrant. As a result, the Company transferred $221,353 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 121,319 common shares valued at $423,503 in accordance with the exercise of 175,000 Cashless Warrants. As a result, the Company transferred $423,503 representing the fair value of the Cashless Warrants from derivative liabilities to share capital.

•	issued 270,000 units on the conversion of $405,000 worth of net convertible debentures. As a result, the Company transferred $49,966 from reserves to share capital representing the proportionate balance of the equity component. Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for $1.75 up to February 26, 2022.

•	issued 10,000 common shares for total proceeds to $19,000 in connection with the exercise of 10,000 stock options at $1.90 per option. As a result, the Company transferred $19,561 representing the fair value of the exercised options from reserves to share capital.

Subsequent Events

a)	On March 3, 2022, the Company issued 163,957 common shares in relation to the vesting of 163,957 restricted share units.

b)	The Company acquired iGEMS and DCU. Refer to the subsection Completed Acquisitions above for full details.

c)	On March 17, 2022, the U.S. Small Business Administration (“SBA”) provided an additional six month deferment for IndieFlix’s SBA Loan where the first payment has been deferred to 30 months from the date of the first advance from 24 months.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates. Significant estimates and judgements made by management in the preparation of these consolidated financial statements are outlined below.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Uncertainty of COVID-19 pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, initially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time which is beneficial to the Company’s operations. As countries continue to re-open from the pandemic, it is possible that screen time will decrease which may adversely affect the Company; however, it also leads to an increase in film and TV content being produced as film and TV producers are able to travel and continue operations leading to an increase in content available for the Company to package, finance, deliver, and monetize. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar; however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change.

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company had considered its ownership position in Waterproof Studios Inc. (“Waterproof”) and determined it did not have the ability to influence the key operating activities of the entity. Accordingly, the Company accounted for its investment under fair value through profit or loss up to the disposal date of October 18, 2021. The Company has also assessed that control of Majesco was lost as of August 31, 2020.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Discontinued operations

The Company classifies a component of the Company’s business as discontinued operations when there is a highly probable likelihood of a disposal of that component.

Determination of Cash Generating Units (“CGUs”)

CGUs are the lowest level within an entity at which goodwill is monitored for internal management purposes which is not higher than an operating segment. The Company has assessed that each acquired entity is a separate CGU.

Valuation of share-based compensation and derivatives

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments, excluding contingent consideration. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Valuation of contingent consideration

The Company uses a probability scenario based approached for valuation of share-based contingent consideration. Under the probability scenario based approach, management calculates the probability that the contingent shares will be issued under a low case, base case, and high case scenario. Changes in the probabilities can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of intangible assets

Intangible assets are assessed for impairment indicators at each reporting date. Management first reviews qualitative factors in determining if an impairment needs to be recorded. Quantitative factors are then used to calculate the amount of impairment, if needed.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date. The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Estimation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date. The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan. As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Valuation of right-of-use asset and lease liability

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include: determining the contract term and determining the interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION

The following financial data is derived from the Company’s audited consolidated financial statements for the years ended November 30, 2021, 2020, and 2019 and has been prepared in accordance with IFRS. The presentational and functional currency of the financial data is in United States dollars.

	Year ended November 30,
	2021	2020	2019

Sales	767,790	35,487	20,427
Cost of sales	(771,545)	(568,712)	(1,380,872)
Gross profit (loss)	(3,755)	(533,225)	(1,360,445)
Operating expenses	(6,130,155)	(5,900,183)	(4,146,050)
Other income (expenses)	(6,653,226)	2,405,111	(288,067)
Loss before income tax	(12,787,136)	(4,028,297)	(5,794,562)
Income tax expense recovery	(7,765)	-	(122,201)
Loss attributable to Liquid from continuing operations	(12,779,371)	(4,028,297)	(5,672,361)
Profit (loss) from discontinued operations	-	(2,081,088)	(67,447)
Loss and comprehensive loss for the year	(12,779,371)	(6,109,385)	(5,739,808)

Loss attributable to:
Shareholders of the Company	(12,779,371)	(4,698,146)	(5,706,759)
Non-controlling interest	-	(1,411,239)	(33,049)

Basic and diluted loss per common share:
Shareholders of the Company - continuing operations	(0.94)	(0.51)	(1.33)
Shareholders of the Company	(0.94)	(0.60)	(1.34)
Non-controlling interest	(0.00)	(0.18)	(0.01)

Working capital (deficiency)	4,584,857	(925,504)	(97,626)
Total assets	11,566,280	9,290,980	11,578,387
Total long-term liabilities	2,272,057	296,263	1,891,665

RESULTS OF OPERATIONS – Year Ended November 30, 2021

During the year ended November 30, 2021, the Company’s primary focus was on (1) determining and fulfilling its management needs to recalibrate its strategic plan going forward, (2) completing the assessment and recalibration of its overall strategic vision and plan, (3) assessing the financing needed to execute the recalibrated plan and taking steps to source that financing, and (4) commencing execution of the recalibrated strategic plan, including entering into Letters of Intent and Definitive Agreements for certain acquisitions and entering into certain strategic relationships and distribution agreements. The first of those acquisitions (IndieFlix) was completed on September 21, 2021 and the financial results of the operations of that entity are included in the consolidated results of the Company from the date of closing forward.

Sales

Sales increased by $732,303 to $767,790 for the year ended November 30, 2021 from $35,487 for the comparable period in 2020 due to the acquisition of IndieFlix on September 21, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross Profit (Loss)

Gross profit (loss) decreased by $529,470 to $(3,755) for the year ended November 30, 2021 from $(533,225) for the comparable period in 2020. The decrease in gross profit (loss) is attributable to the Company acquiring IndieFlix which was incurring income prior to the acquisition and the Company writing off three license agreements during 2021.

Operating Expenses

For the year ended November 30, 2021, operating expenses increased by $229,972 from $5,900,183 in the year ended November 30, 2020 to $6,130,155 in the year ended November 30, 2021 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $60,920	Decreased due to fewer consultants being engaged during the current period and the reversal of previously recorded consulting fees for one consultant due to a termination of an agreement in 2021 Q3.
Interest expense	Decrease of $93,242	Decreased due to the Company settling its credit facility during 2021 Q1.
Management and directors salaries and fees	Increase of $246,643	Increased due to the addition of two members to the management team in 2021.
Marketing	Decrease of $890,749	Decreased due to the comparative period including a digital marketing campaign that completed in 2020 Q1 and a seven month digital marketing campaign that commenced in 2020 Q3.
Other general and administrative expenses	Increase of $85,558	Increased due to: (1) a reassessment of GST owing to the Canada Revenue Agency by Liquid Canada relating to the fiscal years 2015 to 2019 and (2) the acquisition of IndieFlix.
Professional fees	Increase of $478,793	Increased due to additional legal and accounting fees being incurred for the proposed and completed acquisitions and for capital markets activities.
Share-based compensation	Increase of $226,846	Increased due to the granting of instruments with a graded vesting schedule: RSU’s granted during the 2020 Q4 and stock options granted during 2021 Q1.
Salaries and benefits	Increase of $291,908	Increased due to the acquisition of IndieFlix which has employees.

Other Income (Expenses)

In addition to the above, the Company reported the following variations for the year ended November 30, 2021 as compared to the year ended November 30, 2020:

•	an increase in the write-off of licenses of $242,170 due to management determining to no longer proceed with two existing license agreements in 2021 Q2, and one license in 2021 Q4. One license was written off in 2020 Q1.
•	an increase in the impairment of intangibles of $4,214,445 due to management determining that both the video game catalogues and the platform coding having a fair value of approximately $1,000 each.
•	a decrease in gain on derivative liability of $707,666 due to the Company’s derivatives held at November 30, 2020 being fully disposed of in 2021 and a new derivative liability being setup at the end of 2021 for the acquisition of IndieFlix.
•	an increase in the loss on disposal of investments of $3,438,560 due to the disposal of the Company’s investment in Waterproof.
•	a decrease in the unrealized gains on equity instruments of $659,606 relating to the revaluation of the Company’s investment in Waterproof as the investment was disposed of during 2021 Q4.
•	an increase in write-off of accounts payable of $199,545 as management determined it was prudent to write-off accounts payable that had been outstanding for longer than two years with no contact from the vendor.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Registered Direct Offering

On March 22, 2021, the Company closed its Registered Direct Offering by issuing 1,791,045 common shares of the Company at $3.35 per common share for total proceeds of $6,000,000, the principal purposes for which such proceeds were intended to be used as follows:

Use of Proceeds	Approximate Amount Expended as of the Date Hereof
$
Working capital purposes	449,000
Expanding existing business or acquiring or investing in businesses	2,183,000
Debt reduction or debt refinancing	41,000
Capital expenditures	-
Other general corporate purposes	2,552,000
TOTAL	5,225,000

SUMMARY OF QUARTERLY RESULTS FOR THE LAST CONSECUTIVE EIGHT QUARTERS

The following table presents the unaudited summarized financial information for the last eight quarters:

	Q4	Q3	Q2	Q1
	F2021	F2021	F2021	F2021
	$	$	$	$
Sales	752,170	5,365	1,373	8,882
Cost of sales	(451,076)	(51,927)	(131,679)	(136,863)
Gross profit (loss)	301,094	(46,562)	(130,306)	(127,981)
Operating expenses	(1,870,307)	(1,007,645)	(1,411,875)	(1,840,328)
Other income (expenses)	(7,109,213)	190,672	(184,851)	450,166
Loss before income taxes	(8,678,426)	(863,535)	(1,727,032)	(1,518,143)
Income tax (expense) recovery	7,765	-	-	-
Loss for the period	(8,670,661)	(863,535)	(1,727,032)	(1,518,143)
Loss per share	(0.55)	(0.06)	(0.13)	(0.14)
Weighted average shares	15,660,338	14,638,598	13,631,064	10,541,439

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Q4	Q3	Q2	Q1
	F2020	F2020	F2020	F2020
	$	$	$	$
Sales	19,277	5,028	5,391	5,791
Cost of sales	(130,429)	(137,587)	(127,517)	(173,179)
Gross profit (loss)	(111,152)	(132,559)	(122,126)	(167,388)
Operating expenses	(2,109,511)	(1,735,017)	(631,027)	(1,424,628)
Other income (expenses)	1,226,785	330,262	511,224	336,840
Loss before income taxes	(993,878)	(1,537,314)	(241,929)	(1,255,176)
Income tax (expense) recovery	-	-	-	-
Loss attributable to Liquid from continuing operations	(993,878)	(1,537,314)	(241,929)	(1,255,176)
Profit (loss) from discontinued operations	-	(2,163,243)	76,117	6,038
Loss for the period	(993,878)	(3,700,557)	(165,812)	(1,249,138)
Non-controlling interest	(94,382)	-	-	-
Loss attributable to shareholders of the Company	(899,496)	(3,700,557)	(165,812)	(1,249,138)
Loss per share	(0.09)	(0.47)	(0.03)	(0.23)
Weighted average shares	10,026,148	7,926,936	5,932,016	5,448,552

The following one-time events also occurred:

•	the quarter ended February 29, 2020 (2020 Q1) included the write-off of one license for $250,581 and incurred additional marketing costs of $732,520;
•	the quarter ended August 31, 2020 (2020 Q3) included share-based compensation of $592,854 due to the granting of stock options during the quarter and additional marketing costs of $401,343 from the commencement of a new marketing campaign;
•	the quarter ended November 30, 2020 (2020 Q4) included share-based compensation of $694,010 due to the granting of RSUs, incurred additional marketing costs of $451,700 from the marketing campaign which commenced in 2020 Q2, and recorded $326,930 of research and development costs. Additionally, the Company recorded an unrealized gain of $1,359,027 on its investment in Waterproof during 2020 Q4;
•	the quarter ended February 28, 2021 (2021 Q1) included share-based compensation of $731,079 due to the granting of stock options during the quarter and the graded vesting of previously granted RSUs. Additionally, the Company recorded an unrealized gain of $456,373 on its investment in Waterproof during 2021 Q1;
•	the quarter ended May 31, 2021 (2021 Q2) included the write-off two licenses for $481,026 and recorded share-based compensation of $470,962 for previously granted stock options and RSUs subject to graded vesting. Additionally, the Company recorded an unrealized gain of $499,860 on its investment in Waterproof during 2021 Q2;
•	the quarter ended August 31, 2021 (2021 Q3) included share-based compensation of $323,065 for previously granted stock options and RSUs subject to graded vesting; and
•	the quarter ended November 30, 2021 (2021 Q4) included the recording of $509,200 in professional fees which includes additional fees for the completed and proposed acquisitions of IndieFlix, iGEMS, and DCU, the impairment of intangibles of $4,214,445 for the write-down of the video game catalogue and platform coding, and a loss on the disposal of its investment in Waterproof of $3,438,560.

The quarterly losses are also impacted by the non-cash fluctuations in the fair value of the Company’s amortization of licensing agreements, gains and losses on debt settlements, and other corporate costs. .

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – Quarter Ended November 30, 2021

During the quarter ended November 30, 2021, the Company’s primary focus was on (1) assessing the financing needed to execute the Company’s recalibrated plan and taking steps to source that financing, and (2) commencing execution of the recalibrated strategic plan, including entering into Letters of Intent and Definitive Agreements for certain acquisitions and entering into certain strategic relationships and distribution agreements. The first of those acquisitions (IndieFlix) was completed on September 21, 2021 and the financial results of the operations of that entity are included in the consolidated results of the Company from that date of closing forward.

Sales

Sales increased by $732,893 to $752,170 for the quarter ended November 30, 2021 from $19,277 for the comparable quarter in 2020 due to the acquisition of IndieFlix on September 21, 2021.

Gross Profit (Loss)

Gross profit (loss) decreased by $412,246 to $301,094 for the quarter ended November 30, 2021 from $(111,152) for the comparable quarter in 2020. The increase in gross profit is attributable to the Company acquiring IndieFlix which was incurring income prior to the acquisition and the Company writing off two license agreements in 2021 Q2.

Operating Expenses

For the quarter ended November 30, 2021, operating expenses decreased by $239,204 when compared to the quarter ended November 30, 2020 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Management and directors salaries and fees	Increase of $113,084	Increased due to the addition of two members to the management team in 2021.
Marketing	Decrease of $239,877	Decreased as 2020 Q4 included a seven month digital marketing campaign the Company commenced in 2020 Q3.
Professional fees	Increase of $391,280	Increased due to additional legal and accounting fees being incurred for the proposed and completed acquisitions and for capital markets activities
Research and development	Decrease of $323,883	Decreased due to the Company incurring less costs in 2021 Q4 for the upgrading of its streaming platforms.
Share-based compensation	Decrease of $544,794	Decreased due to 2020 Q4 including the granting of RSUs with fair values higher than the graded vesting being recorded in 2021 Q4 for the RSU’s granted during the 2020 Q4 and stock options granted during 2021 Q1.
Salaries and benefits	Increase of $286,062	Increased due to the acquisition of IndieFlix which has employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Income (Expenses)

In addition to the above, the Company reported the following variations for the quarter ended November 30, 2021 as compared to the quarter ended November 30, 2021:

•	an increase in the impairment of intangibles of $4,214,445 due to management determining that both the video game catalogues and the platform coding having a fair value of approximately $1,000 each.
•	an increase in gain on derivative liability of $386,295 due to the Company’s recognizing a gain on the derivative setup for the acquisition of IndieFlix. The derivatives held at November 30, 2020 had been being fully disposed of earlier in 2021.
•	an increase in the loss on disposal of investments of $3,438,560 due to the disposal of the Company’s investment in Waterproof.
•	a decrease in the unrealized gains on equity instruments of $1,359,027 relating to the revaluation of the Company’s investment in Waterproof as the investment was disposed of during 2021 Q4.
•	a decrease in the allowance for credit loss of $157,959 as management determined it was prudent to fully allow for two loans receivable in default at the end of 2021 Q2.
•	an increase in write-off of accounts payable of $199,545 as management determined it was prudent to write-off accounts payable that had been outstanding for longer than two years with no contact from the vendor.

LIQUIDITY AND CAPITAL RESOURCES

As at November 30, 2021, the Company has current assets of $6,837,492 and current liabilities of $2,252,635, which results in working capital of $4,584,857 (2020 – working capital deficit of $925,504).

The Company does not have adequate operating revenue to finance its existing obligations and therefore must continue to rely on external financing to generate capital to maintain its capacity to meet working capital requirements. The Company has relied on debt and equity raises to finance its operating activities since incorporation. The Company intends to continue to rely on debt and the issuance of shares to finance its operations. However, there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Year Ended November 30,
	2021	2020
	$	$
Cash flows used in operating activities	(3,572,974)	(4,973,865)
Cash flows used in investing activities	(1,589,856)	(2,883,637)
Cash flows provided by financing activities	8,924,515	4,956,274
Effect of foreign exchange on cash	27	(7,045)
Increase (decrease) in cash during the period	3,761,712	(2,908,273)
Cash, beginning of period	543,749	3,452,022
Cash, end of period	4,305,461	543,749

MANAGEMENT'S DISCUSSION AND ANALYSIS

The cash flow used in operating activities for year ended November 30, 2021 decreased by $1,400,891 compared to the comparative year. The use of cash flows from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization and accretion, share-based compensation expense, changes in the value of derivatives, gains and losses on the settlement of debt, unrealized foreign exchange, the unrealized gains on the revaluation of equity instruments, and the write off and impairments of various items, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for year ended November 30, 2021 decreased by $1,293,781 compared to the comparative year mostly due to the Company acquiring and developing a portfolio of assets including certain streaming platforms for $3,325,000 during the comparative year offset by the Company advancing $2,182,694 to iGEMS, DCU, and Filmocracy.

Cash provided by financing activities for year ended November 30, 2021 increased by $3,968,241 compared to the comparative year mostly due to the Company closing its Registered Direct Offering in March 2021 for $6,000,000, its At-The-Market offering in September 2021 for $915,230, and receiving $2,632,993 from the exercise of various stock options and warrants during the current year.

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 Years
	$	$	$	$	$
Debt	339,636	1,023	24,552	24,552	289,509
Financial Lease Obligations	140,065	65,187	74,878	-	-
Total Contractual Obligations	479,701	66,210	99,430	24,552	289,509

OFF BALANCE SHEET ARRANGEMENTS

The Company did not have any off balance sheet arrangements as at November 30, 2021 or 2020.

COMMITMENTS

As at November 30, 2021 and the date of this report, the Company did not have any commitments not disclosed elsewhere.

CONTINGENCIES

a)	On February 18, 2021, Waterproof commenced an action against the Company in which the Plaintiff claimed that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company. As a result, Waterproof claimed that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA. In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof. On October 18, 2021, the Company agreed to settle the lawsuit for receipt of $666,683 (CAD$825,000) in exchange for the Company’s 49% interest in Waterproof and resignation of the Company’s representatives from Waterproof’s Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

b)	On December 1, 2021, a consultant commenced an action against the Company in which the Plaintiff claims that the Company is in breach of contract and owes the consultant 175,000 common shares of the Company and $500,000, or alternatively, 250,000 common shares of the Company valued at $500,000. The Plaintiff is also requesting a judgement for costs, interest, and special damages. In December 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims for which the Plaintiff filed a Reply. The litigation is at an early stage.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with Charlie Brezer, President and a director of the Company, and Daniel Cruz, former CFO and director of the Company. The agreements require total payments of CAD$17,500 each per month. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. In April 2021, Mr. Cruz’s agreement was terminated and replaced with a consulting agreement with the same terms.

In January 2021, the Company signed an employment agreement with Ronald Thomson, the new CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding (which was achieved).

During the year ended November 30, 2021, the Company entered into the following transactions with related parties:

a)	Incurred management and directors salaries and fees of $167,747 (2020 - $158,482) and share-based compensation of $227,312 (2020 - $368,836) to Charlie Brezer. As at November 30, 2021, Mr. Brezer owed the Company $2,215 (2020 – was owed $6,667) which was included in accounts payable and accrued liabilities

b)	Incurred management and directors salaries and fees of $97,664 (2020 - $158,482) and share-based compensation of $166,537 (2020 - $368,836) to Daniel Cruz. As at November 30, 2021, $133,779 (November 30, 2020 - $6,340) was included in accounts payable and accrued liabilities as owing to Mr. Cruz.

c)	Incurred management and directors salaries and fees of $264,689 (2020 - $nil) and share-based compensation of $628,834 (2020 - $nil) to Ronald Thomson and rent of $26,407 (2020 - $nil) to Cameron Thomson Group Ltd. a company Mr. Thomson is a director and shareholder of.

d)	Incurred management salaries and fees of $nil (2020 - $132,838) to Jesse Sutton and Zift Interactive (“Zift”), a company controlled by Jesse Sutton, the director of Majesco, and salaries of $nil (2020 - $19,000) which is included in discontinued operations. On August 31, 2020, the Company agreed to settle a lawsuit with Mr. Sutton whereby Mr. Sutton agreed to settle $500,000 payable for the acquisition of Majesco, along with $347,186 in consulting fees owed to Mr. Sutton, for $200,000 in cash and the return of the 51% ownership of Majesco.

e)	Incurred directors fees of $4,787 (2020 - $4,483) and share-based compensation of $218,069 (2020 - $368,836) to Joshua Jackson, Chairman and a director of the Company. As at November 30, 2021, $9,213 (2020 - $4,463) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

f)	Incurred directors fees of $4,787 (2020 - $4,483) and share-based compensation of $26,010 (2020 - $27,407) to Stephen Jackson, a director of the Company. As at November 30, 2021, Mr. Jackson owed the Company $1,304 (2020 – was owed $1,728) which was included in accounts payable and accrued liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

g)	Incurred directors fees of $4,787 (2020 - $4,483) and share-based compensation of $23,546 (2020 - $61,418) to Nancy Basi, a director of the Company. As at November 30, 2021, $1,470 (2020 - $1,703) was included in accounts payable and accrued liabilities as owing to Ms. Basi.

h)	Incurred management and directors salaries and fees of $97,796 (2020 - $nil) to Andy Wilson, the new CFO of the Company. As at November 30, 2021, $51,704 (2020 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Wilson.

i)	Incurred management and directors salaries and fees of $46,722 (2020 - $nil) to Scilla Andreen, a director of IndieFlix. As at November 30, 2021, $82,839 (2020 - $nil) was included in accounts payable and accrued liabilities as owing to Ms. Andreen.

j)	Earned interest income of $nil (2020 – $416) from a loan receivable issued to Waterproof. The loan receivable was received in full during the year ended November 30, 2020.

k)	Earned sales of $331,756 (2020 – $nil) from IndieFlix Foundation, a company Ms. Andreen is a director of. As at November 30, 2021, IndieFlix Foundation owed the Company $308,631 (2020 - $nil) which is included in receivables.

l)	Paid royalties, included in cost of sales, of $171,003 (2020 - $nil) to Angst, LLC, an entity managed by IndieFlix, and received royalty income of $9,241 (2020 - $nil). At November 30, 2021, $184,627 2020 - $nil) was included in accounts payable and accrued liabilities as owing Angst, LLC.

m)	Paid royalties, included in cost of sales, of $38,112 (2020 - $nil) to LIKE, LLC, an entity managed by IndieFlix. At November 30, 2021, LIKE, LLC owed the Company $49,566 (2020 - $nil) which is included in receivables.

n)	Paid royalties, included in cost of sales, of $30,855 (2020 - $nil) to Bully Factor, LLC, an entity managed by IndieFlix. At November 30, 2021, Bully Factor, LLC owed the Company $41,656 (2020 - $nil) which is included in receivables.

Summary of key management personnel compensation:

	For the year ended November 30,
	2021	2020
	$	$
Management and directors salaries and fees	688,979	463,251
Management and directors salaries and fees in discontinued operations	-	19,000
Share-based compensation	1,290,308	1,195,333
	1,979,287	1,677,584

These expenditures were measured by amounts agreed upon by the transacting parties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, accounts payable, loans payable, and long-term debt. The fair value of receivables, loans receivable, accounts payable and accrued liabilities, and loans payable approximates their carrying values. Long-term debt has been valued using a valuation methodology on initial recognition. Cash and restricted cash is measured at fair value using level 1 inputs. The derivative liability for the warrants is measured using level 2 inputs. The investment in equity instruments and the derivative liability for the contingent consideration was measured at fair value using level 3 inputs.

As at November 30, 2021, the fair value of the level 3 equity instruments was $nil (2020 - $2,966,110) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization. The Company’s investment in Waterproof did not have a quoted market price on an active market and the Company assessed the fair value of the investment based on Waterproof’s unobservable earnings. As a result, the fair value was classified as level 3 of the fair value hierarchy. The process of estimating the fair value of Waterproof was based on inherent measurement uncertainties and was based on techniques and assumptions that emphasize both qualitative and quantitative information. There was no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

As at November 30, 2021, the fair value of the level 3 derivative liability was $1,277,200 (2020 - $nil) based on management’s estimate of probabilities on the likelihood of IndieFlix achieving the projected revenue targets and the Company issuing the resulting common shares to the former noteholders of IndieFlix. Management the assessed the probabilities on a low case, base case, and high case scenario with a 20%, 60%, and 20% probability, respectively, of occurring to determine a weighted average number of expected common shares to be issued. The Company’s investment in IndieFlix did not have a quoted market price on an active market and the Company assessed the fair value of the investment based on IndieFlix’s unobservable expected earnings. As a result, the fair value was classified as level 3 of the fair value hierarchy. The process of estimating the fair value of the contingent consideration was based on inherent measurement uncertainties and was based on techniques and assumptions that emphasize both qualitative and quantitative information. As at November 30, 2021, a 10% change in the number of expected common shares to be issued or a 10% change in the Company’s share price would change comprehensive income (loss) by approximately $128,000.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at November 30, 2021, the Company had assets totaling CAD$1,237,451 and liabilities totalling CAD$768,677. A 10% change in the exchange rate would change comprehensive income (loss) by approximately $37,000. The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in large Canadian and United States financial institutions. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at November 30, 2021 is the carrying value of the receivables and loans receivable. The Company has allowed for an expected credit loss of $356,070 on the loans receivable as at November 30, 2021. During the year ended November 30, 2021, the Company increased the allowance by $101,085 which is included in the consolidated statements of comprehensive loss.

b)	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

c)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at November 30, 2021, the Company had a cash balance of $4,305,461 to settle current financial liabilities of $2,252,635. The Company is exposed to liquidity risk.

OTHER RISKS AND UNCERTAINTIES

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Global Pandemics

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, initially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our services and solutions and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time which is beneficial to the Company’s operations. As countries continue to re-open from the pandemic, it is possible that screen time will decrease which may adversely affect the Company; however, it also leads to an increase in film and TV content being produced as film and TV producers are able to travel and continue operations leading to an increase in content available for the Company to package, finance, deliver and monetize. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Limited Operating History

The Company’s limited operating history and evolving business make the prediction of future results of operations difficult and, therefore, past results should not be taken as indicative of our future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face to create a business solution empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally. Previously, the Company had significant focus on the gaming industry and on developing and expanding its services, solutions and operations in that sector. The Company wrote off its investment in the gaming industry during fiscal year ended November 30, 2021. If we fail to address the risks and challenges that we face, our business, financial condition and results of operations could be adversely affected.

History of Operating Losses and Negative Cash Flows

Liquid has a history of operating losses and negative cash flows and may continue to incur operating losses and negative cash flows in the future. These operating losses have been generated as the Company attempts to implement its business plan, including expanding its existing products and services and solutions, acquiring synergistic businesses and additional technology, marketing to clients and customers and otherwise growing its business. The Company anticipates that its operating expenses will increase substantially in the foreseeable future as it completes acquisitions in furtherance of its business objectives to enable professional video creators to take their content from inception through the entire process to monetization.

Financing Risks

Liquid has limited capital and may require funds in excess of its existing cash resources to fund operating deficits, develop new services and solutions, establish and expand its marketing capabilities, and finance general and administrative activities. The Company does not currently generate sufficient cash from its businesses to fund its operations. Liquid does not have any bank credit facility or other working capital credit line under which it may borrow funds for working capital or other general corporate purposes. On August 25, 2021 the Company announced the launch of an At-The-Market equity financing program being conducted through Vitru Americas, LLC, but cannot guarantee that it will be successful in raising 100% of the funds it may need in that manner. If the Company does not have, or is not able to obtain, sufficient funds, it may have to delay strategic opportunities, investments, or projects. If Liquid is unable to raise adequate funds, it may have to liquidate some or all of its assets, or delay, reduce the scope of, or eliminate some or all of its work. Any of these actions could have a material adverse effect on Liquid’s business, results of operations or financial condition.

Failure to successfully implement business plan.

Liquid’s business plan is to create a business solution empowering independent film and TV content creators to package, finance, deliver and monetize their intellectual property globally. While the Company believes that the market of independent content creators is large enough to implement its business plan, there is no guarantee that there will be a sufficient market to utilize Liquid’s services or that its services will be profitable. The Company’s ability to serve independent content creators will rely, in large part, its ability to identity and acquire companies which will be successful in implementing its business plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Finding and distributing film and TV content and is subject to intense competition.

Liquid’s ability to operate successfully depends upon its ability to identify independent film and TV content creators in order to package, finance, deliver their production content. Poor performance of, disruption in the creation of these production video content, or an inability to identity a sufficient number of independent IP creators to produce video content could hurt The Company’s business and results of its operations.

Dependency of potential growth of business upon ability to consummate strategic acquisitions, including ability to identify suitable candidates/Risk that acquisitions could result in operating and other difficulties relating to integration of new businesses into existing business, dilution to shareholders, and other harmful consequences

Liquid has engaged in strategic transactions, including with respect to acquisitions of technology, content, distribution and other assets relating to its business objectives, and as part of its growth strategy. In addition, the Company intends to continue to pursue strategic acquisitions of businesses, intellectual property and other assets that are complementary to its existing business and may expand its employee base, content portfolio or the breadth of its service and solutions offerings. Liquid’s ability to grow through future acquisitions will depend on the availability of, and its ability to identify, suitable acquisition and investment opportunities at an acceptable cost, its ability to compete effectively to attract those opportunities, the availability of financing to complete acquisitions, and to quickly and efficiently integrate those acquisition into its business. The benefits of an acquisition or investment may also take considerable time to develop, and the Company cannot be certain that any particular acquisition or investment will produce the intended benefits in a timely manner or to the extent anticipated or at all. Integration of a new company’s operations, assets and personnel into Liquid’s will require significant attention from the Company’s management, and the diversion of its management’s attention away from its business and any difficulties encountered in the integration process could harm their ability to manage its business. Future acquisitions will also expose the Company to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities and unanticipated, information security vulnerabilities, the diversion of resources from its existing business, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of the acquisitions, potential adverse tax and accounting effects, challenges relating to entering markets in which the Company may have limited or no prior experience and in which competitors may have a stronger market position, and potential loss of, or harm to, its relationships with employees, customers, consumers and suppliers as a result of integration of new businesses.

Competition

Liquid operates in a highly competitive industry, characterized by pressure to innovate, seek new products properties to develop and distribute. The Company competes against others in obtaining content for its business. Competitors range from large established production companies to emerging start-ups, and the Company expects new competitors to continue to emerge throughout the world. Some competitors have longer operating histories, better distribution channels, large customer bases, stronger brand recognition, exclusive rights to certain content and much greater financial, marketing and other resources, which may enable them to obtain more favorable terms from third parties, adopt more aggressive pricing and devote more resources to the development of their businesses. If Liquid is unable to successfully or profitably compete with current and new competitors, its business will be adversely affected, and it may not be able to gain market share, earn revenue or become profitable.

Dependant on Certain Key Personnel

Liquid’s executive officers are responsible for its management functions and are responsible for strategic identification and development, financing and other critical functions. The Company’s future success depends significantly on their continued service and performance and the expansion of Liquid’s management team. The departure, death, disability or other extended loss of services of any member of the management team, particularly with little or no notice, could cause delays on projects, frustrate growth prospects and could have an adverse impact on client and industry relationships, the Company’s project exploration and development programs, other aspects of its business and financial condition, results of operations, cash flow and prospects.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company’s success, growth prospects, and ability to capitalize on market opportunities also depend to a significant extent on its ability to identify, hire, motivate and retain qualified managerial personnel, including additional senior members of management, and creative and technical personnel in a competitive job market. Liquid expects competition for personnel with the specialized creative and technical skills needed to create and operate its products and provide its services and solutions will continue to intensify in the future. The Company’s competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. Any new personnel the Company hires may not be or become as productive as it expects, and it may face challenges in adequately or appropriately integrating them into its workforce and culture. If Liquid is unable to retain key personnel or appropriately match skill sets with its needs, it would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent the Company’s growth and the achievement of its business objectives.

Limited Public Company Experience of Management

Members of Liquid’s management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies, including regulatory oversight and public reporting obligations under the federal securities laws. These obligations will require significant attention from management and could divert their attention away from the day-to-day management of Company business. In the event that members of the management team are not successful or efficient as managers of a public company, this could have a material adverse effect on Liquid’s business, financial condition, results of operations, cash flow and prospects. See also “Dependent on Certain Key Personnel” above.

Legal Proceedings

From time to time, Liquid may be involved in claims, suits, government investigations, audits and proceedings arising from the ordinary course of its business. Such claims, suits, government investigations, audits and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on the Company because of legal costs, diversion of management resources and other factors.

Management of Potential Growth

For Liquid to succeed, its business needs to experience significant expansion, including by adding to its senior management team. See “Dependent on Certain Key Personnel” above. The Company may not achieve this expansion. This expansion, if accomplished, may place a significant strain on management, operational and financial resources. To manage any material growth, The Company will be required to implement additional operational and financial systems, procedures and controls. It will also be required to expand its finance, administrative and operations staff. Liquid’s current and planned personnel, systems, procedures, controls and infrastructure may not be adequate to support its future operations at any increased level. Any failure to manage growth effectively could give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity, any of which may adversely affect the Company’s ability to compete effectively and otherwise have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects.

Dependence on Trademarks and Copyrights

Liquid holds a number of trademarks and copyrights relating to certain significant properties, services and solutions, and, as part of its growth strategy, expects to continue to pursue the registration of and acquire intellectual property rights, including trademarks and copyrights, for properties, services and solutions it develops and to license intellectual property from third parties for use in its business. The Company relies on trademark laws and contractual provisions to protect these trademarks and copyrights and regard such protection as critical to its success. The contractual arrangements and other steps Liquid has taken to protect its intellectual property are expensive and time-consuming and may not result in intellectual property registrations or may not prevent the misappropriation of the Company’s proprietary information or deter independent development of similar technologies by others. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of the Company’s intellectual property rights, including those rights licensed to it by third parties, could entail significant expenses and could prove difficult or impossible. For example, if litigation is necessary to enforce our intellectual property rights, protect the Company’s trade secrets or determine the validity and scope of proprietary rights claimed by others, any litigation of that nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources. If Liquid fails to maintain, protect and enhance its intellectual property rights, its business, financial condition, results of operations, cash flow and prospects may be harmed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, the laws of countries in which Liquid may choose to market its products properties, services and solutions may afford little or no effective protection of the Company’s owned or licensed intellectual property. If Liquid loses some or all of its intellectual property rights, or if any intellectual property rights that it may develop or acquire in the future prove to be deficient, its business may be materially adversely affected.

Intellectual Property Claims

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although Liquid makes efforts to ensure its properties, services and solutions do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time consuming and costly to defend, divert management attention, and result in damage awards payable by the Company. They could also prevent Liquid from selling the affected property, service or solution; or require it to redesign the affected property, service or solution to avoid infringement or obtain a license for future sales of the affected property, service or solution or prevent it from utilizing important technologies, ideas or formats.

Governmental regulation and other legal obligations related to privacy and data security, and third parties’ or Liquid’s actual or perceived failure to comply with such obligations.

Third parties with which Liquid does business receive, store and process personal information and other data of consumers of its content. As the Company implements its growth strategy, it may receive, store and process such personal information and consumer data in connection with the provision of its services and solutions. There are numerous federal, state and local laws around the world regarding privacy and data protection and the storing, sharing, use, processing, disclosure and protection of personal information and other customer data, including but not limited to Regulation (EU) 2016/679 (also known as the General Data Protection Regulation or GDPR) and the California Consumer Privacy Act of 2018 (also known as the CCPA). The scope of privacy and data protection laws is constantly evolving, the laws are subject to differing interpretations, and there may be inconsistencies between jurisdictions or conflicts with other rules or codes of conduct to which we are subject or agree to comply. Although Liquid strives to comply with applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, and notwithstanding the views of third parties with which it does business that they comply with such laws, policies, legal obligations and industry codes of conduct, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, our practices or the practices of third parties with which the Company does business. The costs of compliance with these laws, policies, legal obligations and codes may be significant and may increase in the future. Any failure or perceived failure by Liquid to comply with its privacy policies, its privacy-related obligations to consumers or other third parties, including under applicable security protocols, or its privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers to lose trust in the Company, which could have an adverse effect on its reputation and business, including its relationships with third parties with whom it does business. Additionally, if third parties Liquid works with, such as customers, vendors or developers, violate applicable laws or its policies, such violations may also put its customers’ information at risk and could in turn have an adverse effect on its business.

In addition, many jurisdictions have laws, including but not limited to the GDPR and CCPA, that require minimum information security standards that are often vaguely defined and may be difficult to implement, and that create potential significant liability for failure to meet those standards. Many jurisdictions also have laws requiring notification to individuals and certain regulators when there is a security breach involving personal information. The costs of compliance with these laws may be significant and may increase in the future, and any failure or perceived failure by us to comply with these laws may subject Liquid to significant liability. Responding to a security breach involving personal information often requires significant resources and costs, and could cause consumers to lose trust in the Company, which could have an adverse effect on its reputation and business, including our relationships with third parties with whom it does business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Security Breaches

A breach, whether physical, electronic or otherwise, of the systems on which Liquid’s sensitive data are stored could lead to damage or piracy of its intellectual property. In addition, certain parties with whom the Company does business are given access to its sensitive and proprietary information in order to provide services and support its team, and certain third parties also license or otherwise provide Liquid with rights to use their intellectual property. These third parties or Liquid’s own employees may misappropriate its information or the third-party intellectual property used in its business and engage in unauthorized use of it. If the Company is subject to data security breaches, it may suffer a loss in sales, increased costs arising from the restoration or implementation of additional security measures, litigation or other legal action and reputational damage, which could materially and adversely affect its business, financial condition, results of operations, cash flow and prospects. Any theft and/or unauthorized use or publication of the Company’s or third parties’ intellectual property, including trade secrets, and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of its services and solutions and could adversely affect its relationships with third parties that may be critical to its future success. Liquid’s business could be subject to significant disruption, and it could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and also due to the expanding use of technology-based products and services by Liquid and consumers of its services and solutions. In the wake of COVID-19, these risks may be more likely to materialize and may be more severe if they occur, as the Company’s workforce as well as the workforces of the third parties with whom it has business relationships spend a significant amount of time working from home, where data networks may be less secure. The safeguards the Company has in place or may implement in the future may not prevent all unauthorized infiltrations or breaches, and it may suffer losses related to a security breach in the future, which losses may be material.

Retention of NASDAQ Listing

The listing of Liquid’s Common Shares on the Nasdaq Stock Market (“Nasdaq”) is contingent on its compliance with the Nasdaq’s conditions for continued listing. On March 1, 2022, the Company received notice from Nasdaq indicating that it was not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. Under the notice, Liquid is afforded 180 days, or until August 29, 2022, to regain compliance or it may be subject to delisting. In the event the Company’s Common Shares are no longer listed for trading on the Nasdaq, its trading volume and share price may decrease and it may experience difficulties in raising capital which could materially affect its operations and financial results. Further, delisting from the Nasdaq could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees. Finally, delisting could make it harder for Liquid to raise capital and sell securities.

Dilution to Current Shareholders

In order to finance our operations, Liquid has raised funds through the issuance of common shares and securities convertible into common shares and may do so again in future. The Company cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that future issuances and sales of its securities will have on the market price of its common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect the market price of Liquid’s common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, our investors will suffer dilution to their voting power.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Loss of “Foreign Private Issuer” Status

In order to maintain Liquid’s current status as a foreign private issuer, if more than 50% of its outstanding voting securities are directly or indirectly owned by residents of the U.S., it must not have any of the following: (1) a majority of its executive officers or directors being U.S. citizens or residents, (2) more than 50% of its assets being located in the U.S., or (3) its business being principally administered in the U.S. If Liquid were to lose our foreign private issuer status:

●	it would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD, the Section 16 disclosure and short swing-profit rules and the requirement to file proxy solicitation materials on Schedule 14A or 14C in connection with meetings of its shareholders;
●	it would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to it, such as Forms 20-F and 6-K;
●	it would be subject to additional restrictions on offers and sales of securities outside the U.S., including in Canada; and
●	it would lose the ability to rely upon certain exemptions from the Nasdaq corporate governance requirements that are available to foreign private issuers.
●	If the Company ceases to qualify as a foreign private issuer, its regulatory and compliance costs may increase significantly in order to comply with the requirements discussed above.

Characterization as a Passive Foreign Investment Company

If 75% or more of Liquid’s gross income in a taxable year, including its pro-rata share of the gross income of any company, U.S. or foreign, in which it is considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we it be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes. Alternatively, the Company will be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which it is considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC for any taxable year, a foreign corporation will generally continue to be treated as a PFIC for all subsequent taxable years for any U.S. shareholder who owned shares of the foreign corporation when it was treated as a PFIC. If Liquid were to be a PFIC, and a U.S. shareholder does not make an election to treat it as a “qualified electing fund,” or “QEF,” or a “mark-to-market” election, “excess distributions” to such U.S. shareholder, and any gain recognized by such U.S. shareholder on a disposition of its common shares, would be taxed in an unfavorable way. Among other consequences, Company dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of Liquid common shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually. Liquid has not determined if it is a PFIC for its current, prior and future taxable years. The Company’s PFIC status for any taxable year will depend on the composition of its income and assets and the value of its assets from time to time. If Liquid does become a PFIC, U.S. shareholders who hold common shares during any period when it is a PFIC will be subject to the foregoing rules, even if it ceases to be a PFIC, subject to exceptions for U.S. holders who made timely QEF or mark-to-market elections or certain other elections. Liquid does not currently intend to prepare or provide the information that would enable its common shareholders to make a QEF election.

If the Company does become a PFIC for its current taxable year or any future taxable year, in addition to U.S. holders of its common shares, a U.S. holder of its securities exercisable for or convertible into its common shares during any year in which it is a PFIC would be adversely affected under the foregoing rules even if the Company ceased to be a PFIC. Such U.S. holders should consult their own tax advisers concerning the potential application of the PFIC rules to their investment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Payment of Dividends

Liquid has never declared or paid any cash dividends on its common shares and do not intend to pay any cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to fund the growth of its business. Any determination to pay dividends in the future will be at the discretion of Liquid’s board of directors and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant. As a result, capital appreciation, if any, of the Company’s common shares will be the sole source of gain for the foreseeable future. There is no guarantee that Liquid’s common shares will appreciate in value or even maintain the price at which a shareholder purchased such shareholder’s shares.

Enforcement of Judgements Against the Company

The Company is incorporated under the laws of British Columbia. Currently, all but one of its directors and officers are residents of Canada and some of their assets and operations are located outside of the U.S. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the U.S., including actions predicated upon the civil liability provisions of the U.S. federal securities laws. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., the Company and its insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or Company insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against Liquid or its insiders predicated upon the U.S. federal and state securities laws. Therefore, Liquid shareholders in the U.S. may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and other similar legal complaints.

CHANGE IN ACCOUNTING POLICIES

The Company changed its accounting policy to present its results in United States dollars instead of Canadian dollars as done previously. This accounting change was implemented as of November 30, 2021 and has been applied retrospectively in preparing the Annual Financial Statements; as such, all comparative figures have been restated to reflect this change.

DISCLOSURE OF CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The CFO, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the year ended November 30, 2021 and has concluded that the internal controls include a material weakness and were not effective. Management did not design and implement internal controls to ensure an effective review process over period end financial disclosure and reporting. The Company will implement immediately an appropriate remedial measure whereby new review procedures will be established by the CFO.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. In light of the material weakness in internal control over financial reporting discussed above, the Company’s disclosure controls and procedures were not effective as of November 30, 2021. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance, that the objectives of the control system are met.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DISCLOSURE DATA FOR OUTSTANDING COMMON SHARES, OPTIONS, AND WARRANTS

Common Shares

The Company has authorized to issue 100,000,000 of commons shares without par value and the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000
20,000,000

Below is a summary of the common shares issued, stock options, share purchase warrants, and restricted share units as at November 30, 2021 and the date of this report:

	November 30, 2021	Date of this Report

Common shares	15,822,689	19,199,146
Stock options	1,755,445	1,755,445
Agents’ warrants	26,667	26,667
Share purchase warrants	379,208	379,208
Restricted share units	163,957	-

Stock Options

The Company has issued incentive options to certain directors, officers, and consultants of the Company. As of the date of this report, the following options are outstanding and exercisable:

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
		$
50,000	50,000	$1.90	May 14, 2022
257,995	257,995	$1.90	February 28, 2024
25,000	25,000	$1.90	January 8, 2025
25,000	25,000	$1.90	February 13, 2025
25,000	25,000	$1.90	March 10, 2025
25,000	25,000	$1.90	April 13, 2025
275,000	275,000	$1.90	July 23, 2025
750,715	107,245	$1.90	January 1, 2026
321,735	214,490	$1.90	January 14, 2026
1,755,445	1,004,730

MANAGEMENT'S DISCUSSION AND ANALYSIS

Warrants

A summary of the agents’ warrants outstanding as at the date of this report is as follows:

Agent’s Warrants Outstanding	Exercise Price	Expiry Date
	$
26,667	$1.88	June 4, 2025
26,667

A summary of the share purchase warrants outstanding as at the date of this report is as follows:

Share Purchase Warrants Outstanding	Exercise Price	Expiry Date
	$
24,208	$1.20	April 6, 2022
355,000	$1.88	June 9, 2025
379,208

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

•	SEDAR at www.sedar.com;
•	the Company’s audited consolidated financial statements for the years ended November 30, 2021, 2020 and 2019.

This MD&A was approved by the Board of Directors of Liquid Media Group Ltd. effective April 5, 2022.